SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of: June 2017	Commission File Number: 001-33526

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

(Translation of Registrant’s name into English)

545 Promende du Centropolis
Suite 100
Laval, Québec
Canada H7T 0A3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEPTUNE TECHNOLOGIES& BIORESSOURCES INC.

Date: June 7, 2017	By:	/s/ Mario Paradis
	Name:	Mario Paradis
	Title:	VP & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Management Discussion and Analysis of the Financial Situation and Operating Results –Thirteen-Month Period Ended March 31, 2017 and for the Year Ended February 29, 2016
99.2	Consolidated Financial Statements for the Thirteen-Month Period Ended March 31, 2017 and for the Year Ended February 29, 2016